EX-99.6.b

AMENDMENT NO. 1

TO

INVESTMENT ADVISORY AGREEMENT

AMENDMENT, effective as of the     day of             , 2017 between ABERDEEN EMERGING MARKETS EQUITY INCOME FUND, INC. (the “Company”) (formerly known as the Aberdeen Chile Fund Inc.) and ABERDEEN ASSET MANAGERS LIMITED (the “Adviser”) to that certain Investment Advisory Agreement between the Company and the Adviser dated March 1, 2012 (the “Agreement”).  All capitalized terms used but not defined herein shall have the meanings given to them in the Agreement.

WHEREAS, the Company and the Adviser desire to amend the Agreement to: (i) reflect the name change of Aberdeen Chile Fund Inc. to “Aberdeen Emerging Markets Equity Income Fund, Inc.”; (ii) reduce the investment advisory fee rate payable under the Investment Advisory Agreement and (iii) base the calculation of the investment advisory fees on net assets rather than the lower of market value or net assets;

NOW THEREFORE, in consideration of the premises and for other good and valuable consideration, the parties hereby agree as follows:

1.                                      All references to Aberdeen Chile Fund Inc. are hereby deleted and replaced with “Aberdeen Emerging Markets Equity Income Fund, Inc.”

2.                                      Sections 9(a) and 9(b) are hereby deleted in their entirety and replaced with the following:

“(a)                                 In consideration of the services rendered pursuant to this Agreement, the Company will pay the Adviser within five business days after the end of each calendar quarter, a fee for the previous quarter computed monthly at an annual rate of 0.90% of the first $250 million of the Company’s average weekly net assets, 0.80% of amounts from $250-500 million, and 0.75% of amounts over $500 million.

(b)                                 Reserved.”

2.                                      Ratification of Agreement. Except as expressly amended and provided herein, all of the terms, conditions and provisions of the Agreement are hereby ratified and confirmed to be of full force and effect, and shall continue in full force and effect.

3.                                      Counterparts.  This Amendment shall become binding when it shall bear the original or facsimile signature of each of the parties hereto.  This Amendment may be executed in any number of counterparts, each of which shall be an original against any party whose signature appears thereon, but all of which together shall constitute but one and the same instrument.

4.                                      Governing Law.  This Amendment shall be governed by and construed to be in accordance with the laws of the State of New York without reference to choice of law principles thereof and in accordance with the Investment Company Act of 1940, as amended (the “1940 Act”).  In the case of any conflict, the 1940 Act shall control.

IN WITNESS WHEREOF,  the parties hereto have executed this Amendment by their duly authorized representatives as of the day and year first written above.

ABERDEEN EMERGING MARKETS EQUITY INCOME FUND, INC.

By:
Name:
Title:

ABERDEEN ASSET MANAGERS LIMITED

By:
Name:
Title: